UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

STAKE TECHNOLOGY LTD.
(Name of Issuer)
-----------------------------------------------------------

Common Stock
(Title of Class of Securities)
-----------------------------------------------------------

852559103
(CUSIP Number)
-----------------------------------------------------------

December 31, 2002
(Date of Event Which Requires Filing of this Statement)
-----------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

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Cusip 852559103
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS Global Asset Management (Americas) Inc.
36-3664388
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power           3,126,800
Shares Bene-    6.  Shared Voting Power         _______
ficially        7.  Sole Dispositive Power      _______
Owned by Each   8.  Shared Dispositive Power    3,126,800
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
3,126,800 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
7.4%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
-----------------------------------------------------------

* UBS Global Asset Management (Americas) Inc. disclaims beneficial ownership of such securities.



Page 2 of 6 pages

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Cusip 852559103
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS Global Asset Management (Canada) Co Small Cap Fund

-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power           0
Shares Bene-    6.  Shared Voting Power         _______
ficially        7.  Sole Dispositive Power      _______
Owned by Each   8.  Shared Dispositive Power    2,403,600
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
2,403,600 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
5.7%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
-----------------------------------------------------------

* UBS Global Asset Management (Americas) Inc. disclaims beneficial ownership of such securities.



Page 3 of 6 pages

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Cusip 852559103
-----------------------------------------------------------

Item 1(a).  Name of Issuer:
STAKE TECHNOLOGY LTD.

Item 1(b).  Address of Issuer's Principal Executive Offices:
2838 HIGHWAY 7
NORVAL ONTARIO
LOP 1KO CANADA

-----------------------------------------------------------

Item 2(a) Name of Persons Filing:
UBS Global Asset Management (Americas) Inc.("UBS Global AM")
UBS Global Asset Management (Canada) Co. Small Cap Fund
("Canada Small Cap Fund")

Item 2(b) Address of Principal Business Office or, if none,
Residence:
UBS Global AM's principal business office is located at:
One North Wacker, Chicago, Illinois  60606

77 King Street West, Suite 3700
Toronto, Ontario Canada M5K 1G8

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
749651105
-----------------------------------------------------------

Item 3.  Type of Person Filing:

UBS Global AM is an Investment Adviser registered under
section 203 of the Investment Advisers Act of 1940.  Canada
Small Cap Fund is an open-ended pooled fund trust established in Canada.

-----------------------------------------------------------
Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.
-----------------------------------------------------------
Page 5 of 6 pages
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Cusip 852559103
-----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
-----------------------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

Accounts managed on a discretionary basis by UBS Global AM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No account holds more than 5 percent of the outstanding Common Stock. One of these accounts holds 5.7% of the outstanding common stock.
-----------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

N/A
-----------------------------------------------------------

Item 8 Identification and Classification of Members of the
Group:

UBS Global AM is an indirect wholly-owned subsidiary of UBS AG. UBS Global AM is a member of the UBS Global Asset Management Business Group of UBS AG. UBS Global Asset Management Business Group is comprised of UBS Global AM's affiliated companies located in numerous offices around the world that provide investment advisory services to their clients. All members of the UBS Global Asset Management Business Group are directly or indirectly owned by UBS AG. The shares being reported by UBS Global AM may be managed by other members of the UBS Global Asset Management Business Group of UBS AG. UBS Global AM does hereby disaffirm the existence of a group within the meaning of Rule 13d-5(b)(1).
-----------------------------------------------------------

Item 9 Notice of Dissolution of Group:
Not Applicable
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Page 6 of 7 pages

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Cusip 852559103

-----------------------------------------------------------

Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
-----------------------------------------------------------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 5, 2003


UBS Global Asset Management (Americas) Inc.


By: /s/Mark F. Kemper              By: /s/Charles R. Mathys
      Mark F. Kemper                    Charles R. Mathys
      Secretary                         Assistant Secretary


UBS Global Asset Management (Canada) Co Small Cap Fund


By: /s/Thomas Johnston             By: /s/ James Simmonds
     Thomas Johnston                    James Simmonds
     Secretary                          Executive Director
     UBS Global Asset                   UBS Global Asset
     Management (Canada) Co             Management (Canada) Co



Page 6 of 6 pages
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